Exhibit 99.2

Yimutian Inc. Increased Registered ADS Facility by 200 Million Additional ADSs

Beijing, April 30, 2026–Yimutian Inc. (NASDAQ: YMT) (“Yimutian” or the “Company”), a leading agricultural digital service company in China, today announced that it has filed a registration statement on Form F-6 to increase the registered American Depositary Shares (“ADSs”) facility by 200 million additional ADSs. The registered ADSs are primarily intended to facilitate the issuance of ADSs from time to time upon deposit of the Company’s ordinary shares, including in connection with ongoing and potential future acquisitions, as well as other potential strategic projects. This filing relates solely to the registration of ADSs and does not involve any offering or sale of securities at this time. The registration of these ADSs does not have any immediate dilutive effect on the Company’s shareholders.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient. For more information, please visit https://ir.ymt.com/

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contacts

Investor Relations: ir@ymt360.com  |  +86 10 5708 6561

Media: pr@ymt360.com